[FOREST OIL CORPORATION LETTERHEAD]

December 14, 2007

Mark Wojciechowski
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Stop 7010
Washington, D.C. 20549

Re:
Forest Oil Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2007
Filed November 8, 2007
File No. 1-13515

Dear Mr. Wojciechowski:

        Set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") in its letter dated November 30, 2007 with respect to the filings referenced above. For your convenience, the text of the Staff's comments is set forth below in bold followed in each case by the response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

General and Administrative Expense, page 35

        1.     Within the table summarizing the components of general and administrative expenses, you present a measure of general and administrative expense before stock-based compensation in total, and on a per Mcfe basis. Please tell us why you believe the presentation of these measures is not a non-GAAP measure pursuant to the provisions of Item 10(e) of Regulation S-K. This comment is also applicable to your Form 10-Q for the quarterly period ended September 30, 2007.

  Response to Comment 1

        With the adoption of Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment ("SFAS 123(R)") on January 1, 2006 and the partial settlement of our restricted stock awards and phantom stock unit awards on March 2, 2006, the comparability of general and administrative expense (including stock-based compensation) to prior periods was greatly diminished on our Form 10-K for the year ended December 31, 2006 ("Form 10-K") and our Form 10-Q for the nine months ended September 30, 2007 ("Form 10-Q").

        We believe that the presentation of total general and administrative expense ("G&A") before stock-based compensation, total stock-based compensation expense, and total general and administrative expense including stock-based compensation in a tabular format provides clarity to the investors as to the impact associated with our adoption of SFAS 123(R) and subsequent partial settlement of our restricted stock awards and phantom stock unit awards. The tabular format as presented also provides for a more concise and meaningful narrative for the investors as shown on both the Form 10-K and 10-Q. The table in the 10-K presented G&A before-stock based compensation simply because there were no other single items within G&A that changed as much as stock-based compensation that would have warranted breaking G&A expense down further into additional line items. In response to the Staff's concern however, we will modify the table prospectively to a format consistent with the table set forth below which changes the description "Total general and administrative expense before stock-based compensation" to "Other general and administrative costs."

We will also discontinue presenting general and administrative costs on a per-Mcfe basis in all future filings.

	Year Ended December 31,
	2006	2005	2004
	(In Thousands)
Stock-based compensation costs	$22,048	1,275	203
Other general and administrative costs	58,108	68,934	55,911
General and administrative costs capitalized	(31,848)	(26,506)	(23,969)

Total general and administrative expense (including stock-based compensation)	$48,308	43,703	32,145

Item 7.A. Quantitative and Qualitative Disclosures About Market Risk, page 48

Long-Term Sales Contracts, page 50

        2.     We note the terms of Canadian Forest's participation in the Canadian Netback Pool. You disclose that in the event the supply provided by the Canadian Netback Pool is insufficient to meet the delivery obligations under the resale contracts, the Canadian Netback Pool, inclusive of Canadian Forest, would be obligated to purchase the shortfall of gas at spot market prices that currently exceed the prices Canadian Forest receives under the resale contracts. Please advise us supplementally of the other material terms of the Canadian Netback Pool contractual arrangement. For example, explain how the pricing terms were determined and whether such terms were negotiated between unaffiliated third parties. In this regard, we note your disclosure that in 2006, Canadian Forest received 55% of the market value for gas based on average closing prices. Your response should address whether amendments to the original pricing terms are permitted under the resale contracts. Additionally, please clarify whether Canadian Forest is obligated to purchase at spot prices, only its pro rata share of shortfall gas when the Canadian Netback Pool's supply is insufficient to meet the delivery obligations. Advise us of the consideration you have given, if any, to whether there is a material risk of default by other producers in the pool and the impact this could have on the consolidated company. In this regard, please note our subsequent comment 4. We may have further comment.

  Response to Comment 2

        To the best of our knowledge, the original pricing terms of the Netback Pool long-term resale contracts, when executed from 1991 to 1997, were based on the then current market prices. (Most of the resale contracts were executed by a predecessor of Canadian Forest). However, due to the nature of the pricing terms of the resale contracts, which include both fixed prices and floating pricing provisions that together have not always reflected contemporaneous market prices, the weighted average sales proceeds received by the Netback Pool are currently below the market value of natural gas. The Netback Pool resale contracts were negotiated with unaffiliated third parties. There are no provisions within the resale contracts that permit a renegotiation of the commercial terms. Any redetermination of commercial terms would have to be mutually agreeable.

        Canadian Forest monitors the Netback Pool's deliveries on a monthly basis to insure contract compliance of all participants. The supply agreements with other producers include contract dedications on certain producing fields and provide a remedy for non-compliance, although we don't believe there is a material risk of default. In the event the Netback Pool's supply is insufficient to meet the delivery obligations under the resale contracts, Canadian Forest's only obligation is to deliver, in addition to its own base supply obligation, its proportionate share of the total shortfall, including any portion caused by a supply default by a producer in the Netback Pool, based on its proportionate share of the Netback Pool supply volumes. Although the Netback Pool experienced a supply shortfall for the period of

January 2007 through October 2007 (which represented less than 0.3% of the Company's total 2007 production), beginning in November 2007, after one of the Netback Pool's delivery obligations expired, the forecasted Netback Pool supply is expected to exceed the fixed-price delivery commitments through the expiration of the final resale contract.

Notes to Consolidated Financial Statements, page 59

Note 9 Derivative Instruments, page 91

        3.     We note your disclosure that "When the criteria for cash flow hedge accounting are not met or when cash flow hedging is not elected, realized gains and losses (i.e., cash settlements) are recorded in other income and expense in the Consolidated Statements of Operations", and that "…cash settlements for derivative instruments that qualify for hedge accounting are recorded as additions to or reductions of oil and gas revenues…" Please tell us the underlying fundamental difference between derivative instruments accounted for as cash flow hedges and those that are not, and why you believe it is appropriate to record the gains and losses resulting from each in different locations within your statement of operations.

  Response to Comment 3

        The underlying fundamental difference between derivative instruments accounted for as cash flow hedges and those that are not is that we elected, in March 2006, to discontinue the use of cash flow hedge accounting on all current and prospective derivatives.

        Statement of Financial Accounting Standards No. 133 (as amended), Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") does not provide guidance on the required income statement classification related to derivatives, including those that do not qualify for hedge accounting. We believe that, since electing to discontinue the use of hedge accounting, presenting these gains or losses in earnings as additions to, or reductions of, oil and gas revenues would present hedge accounting-like results. As such, we believe that such gains or losses should be presented in earnings in other income and expense, similar to the treatment of gains or losses on ineffective cash flow hedges and ineffectiveness measured on effective cash flow hedges when we applied hedge accounting. Additionally, our disclosure in Note 9 specifies the amount and income statement classification of our gains or losses (both realized and unrealized) for derivatives designated as cash flow hedges (pre March 2006) and those that are not so designated (post February 2006). We have applied consistent classification in each period depending on whether the derivatives were designated as cash flow hedges.

        We believe that our determination to record the gains or losses resulting from derivative instruments accounted for as cash flow hedges and those that are economic hedges not designated as cash flow hedges in different locations within our statement of operations also is supported by Staff comments shared in public forums. An excerpt from a speech given by E. Michael Pierce of the Office of the Chief Accountant on December 4, 2000 is presented below (in particular, we looked to the statements included in the second and third paragraphs of the excerpt):

          Income Statement Classification of the Results of Hedge Accounting

          First, I would like to address what is commonly referred to as an income statement geography question. As many of you know, Statement 133 does not specify classification requirements for reporting the effects of hedging transactions in the income statement. However, Statement 133 does require disclosure of the net gain or loss recognized in earnings during the reporting period representing (a) the amount of hedge ineffectiveness and (b) the component of a derivative instrument's gain or loss, if any, that is excluded from the assessment of hedge effectiveness. The standard also requires disclosure of where the net gain or loss is reported in the statement of income. Furthermore, these disclosures are required for both fair value and cash flow hedging relationships. It is important for such disclosures to be made in compliance with the standard to provide sufficient transparency to investors.

          Prior to the adoption of Statement 133, registrants have generally presented the results of hedging relationships on a net basis in the income statement line item associated with the hedged item. For example, net payments or receipts associated with an interest rate swap executed to hedge a fixed rate debt obligation would be recorded as a component of interest expense. Likewise, any gain or loss incurred in a hedge of inventory purchases would be presented as a component of cost of sales when the inventory is sold, while a gain or loss incurred when hedging inventory sales would be recorded as an adjustment to revenue. The staff would expect this current practice to continue upon the adoption of Statement 133. In addition, the staff would expect specific disclosure within the notes to the financial statements as to the registrant's policy of how and where the impact of hedge effectiveness is recorded in the income statement.

          However, where should the results of hedge ineffectiveness and the change in fair value of a derivative that an entity has chosen to exclude from hedge effectiveness be presented in the income statement? This question was posed to the Derivatives Implementation Group (DIG) in the context of hedging relationships involving interest-bearing assets and liabilities, and forecasted transactions of interest (payment or receipt) or involving debt securities (acquisition or issuance). In the response to this implementation question, the FASB staff reiterated that Statement 133 does not provide guidance on income statement classification for the amount of hedge ineffectiveness and the component of a derivative instrument's gain or loss, if any, excluded from the assessment of hedge effectiveness. Given this lack of specificity in the authoritative literature, the staff has requested registrants to clearly disclose their accounting policy as to where hedge ineffectiveness and the component of the derivative instrument's gain or loss excluded from the assessment of hedge effectiveness is reflected in the income statement.

          Additionally, the staff would expect the policies for hedge effectiveness and ineffectiveness to be applied on a consistent basis for similar hedging relationships.

        Subsequent to the public comments shared by the Staff in 2000, the Staff provided additional commentary that we believe supports our statement of operations classification of derivative gains or losses. A speech given by Gregory A. Faucette of the Office of the Chief Accountant on December 11, 2003 addressed, among other things, statement of operations classification for changes in fair value of economic hedges, which the speech defined as "…a derivative entered into by an entity to hedge a specific exposure, but which does not receive special hedge accounting under SFAS 133, as either the hedge relationship does not qualify for hedge accounting under the criteria in that standard, or an entity does not elect hedge accounting…" Mr. Faucette stated:

          Finally, for economic hedges, we have been asked where the changes in the fair value of the derivative could or should be classified. In this case, we again recognize that Statement 133 does not provide specific guidance on geography…In the past, we have noted the need for specific disclosure, within the notes to the financial statements, as to the registrant's policy of how and where the impact of hedge effectiveness is recorded in the income statement as well as where ineffectiveness is recorded. We have also encouraged disclosure of where derivatives are recorded in the balance sheet if not apparent from the captions. Similarly, we would encourage disclosure of the location in the income statement where the changes in the fair value of non-hedge accounting derivatives are reflected as well as the amount.

        We are not aware of any contradictory Staff interpretations or public commentary or other relevant guidance on the topic.

Note 11 Commitments and Contingencies, page 93

Long-Term Sales Contracts, page 94

        4.     We note your disclosure regarding your Canadian Netback Pool, and that for 2006 the weighted average price paid under the resale contracts was approximately 55% of market value based on the average closing AECO prices during 2006. Please tell us whether you consider the effects of such contract in completing your full cost ceiling test for your Canadian full cost pool, and in your SFAS 69 disclosures.

  Response to Comment 4

        The effects of the Canadian Netback Pool pricing have been incorporated into our full cost ceiling tests as well as our SFAS 69 disclosures.

        5.     To the extent you expect to meet future delivery obligations under the Canadian Netback Pool by purchasing spot market gas at prices that exceed the prices paid under the contract, please tell us what consideration you have given to recording a loss contingency related to such purchases. Refer to SFAS 5 and 47.

  Response to Comment 5

        The delivery commitments under the Netback Pool are executory supply contracts, for which there is no authoritative guidance under GAAP (see, for example, EITF 00-26). SFAS 47, which provides guidance on disclosure requirements for unconditional purchase commitments associated with financing arrangements, also does not appear to be applicable to these agreements. Further, we don't believe an analogy to SFAS 5 can be made as the provisions of SFAS 5 are intended to determine whether an asset should be impaired or liability recognized based on the likelihood that future events will occur confirming the asset's impairment or liability's existence. The required "past event" necessary for liability recognition under SFAS 5 is actual performance under the contract as opposed to the act of entering into a contract requiring future performance. Even if SFAS 5 were to apply, by analogy, no loss could be accrued for any period even if a volumetric shortfall was expected (e.g., 1/07 - 10/07) as the amount of loss, if any, could not have been reasonably estimated given the volatility of the gas markets and, to a lesser extent, uncertainty as to the amount of any production shortfall.

Note 14 Geographical Segments, page 95

        6.     Please revise to provide the amount of total assets by segment, or tell us why you believe such disclosure is not required. Refer to paragraph 27 of SFAS 131.

  Response to Comment 6

        Forest has disclosed for each of its segments, in the geographical segments disclosure and elsewhere, only the information that is provided to its chief operating decision maker ("CODM"), including certain operating measures, capital expenditures and reserve quantities. We do not provide total assets by segment to the CODM as total assets are not used in assessing each segment's performance or in allocating resources to each segment in an exploration and production company. Instead, each segment's capital expenditures are measured against incremental oil and gas reserves recorded to assess each segment's performance. Based on our understanding of paragraph 29 (below), we concluded total segment assets should not be disclosed because they are not provided to the CODM.

          The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance…only those assets that are included in the measure of the segment's assets that is used by the chief operating decision maker shall be reported for that segment.

*******

        In connection with the foregoing responses, the undersigned, on behalf of Forest, acknowledges that Forest is responsible for the adequacy and accuracy of the disclosure in the above referenced filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and Forest may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you for your time and consideration of these matters.

Sincerely,
David H. Keyte Executive Vice President and Chief Financial Officer
Cc:
Mellissa Campbell Duru
United States Securities and Exchange Commission
Division of Finance

H. Craig Clark
President and Chief Executive Officer
Forest Oil Corporation